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                             March 30, 2021

       Douglas L. Braunstein
       President, Chairman and Director
       Hudson Executive Investment Corp.
       570 Lexington Avenue, 35th Floor
       New York, NY 10022

                                                        Re: Hudson Executive
Investment Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed March 18,
2021
                                                            File No. 333-252638

       Dear Mr. Braunstein:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Summary of the Proxy Statement/Prospectus
       Combined Business Summary, page 23

   1. We note your response to prior comment 6 and re-issue in part. Given the nature of the
                                                        Talkspace business, we
continue to believe that B2C member retention rates and provider retention rates would
provide meaningful information to investors. In that regard, we note that the graphic on
page 194 and the accompanying disclosure provide information regarding Talkspace
member retention rates, as compared to traditional therapy. Please revise to disclose
historical B2C member retention rates and provider retention rates.
   2. We note your response to prior comment 7 and updated disclosure. Please revise to briefly describe how an "active
member" loses active status (e.g. how long they are disengaged
 Douglas L. Braunstein
FirstName  LastNameDouglas
                  Investment L. Braunstein
Hudson Executive             Corp.
Comapany
March      NameHudson Executive Investment Corp.
       30, 2021
March2 30, 2021 Page 2
Page
FirstName LastName
         with a provider or do not pay for services before their status is changed). Please also revise to disclose the number of members to whom Talkspace provided therapy in prior years and the number(s) of active members on dates prior to February 28, 2021.

         Please also explain to us whether Talkspace's management uses other key metrics to evaluate the Talkspace business and, if so, why these metrics would not be meaningful for investors. In particular, we note that you do not disclose the average subscription terms of
         Talkspace's B2C members, the average length of time that "active members" remain active on Talkspace's platform or member acquisition cost.
3. Please revise your Prospectus Summary to discuss the Talkspace contingency plan referred to on page 255. In your revisions, please discuss the reasons why Talkspace's board of directors approved the contingency plan and the potential impacts on your future business if the contingency plan is implemented. Please also revise to briefly discuss the
         Credit Agreement referenced on pages 255-56.
4. We note your response to prior comment 30. Please revise the Prospectus Summary to discuss (i) the regulatory landscape applicable to Talkspace's business model as well as
         (ii) the timing and the reasons for the transition to the new structure whereby Talkspace will enter into various agreements with TPN. In your revisions, please disclose that you expect the transition to be completed later this year as referenced on page 208 and the fact that, if true, Talkspace currently provides telepsychiatry as a service offering.
Interests of Certain Persons in the Business Combination, page 31

5. Please revise your disclosure here and on page 142 to indicate that Samara Braunstein was hired by Talkspace in December 2020, as indicated by your disclosure on page 219.
         Please also revise to discuss any potential conflicts of interest arising from the fact that
         HEC and Mr. Braunstein were negotiating a business combination transaction with
         Talkspace during the same time period that Talkspace hired Ms. Braunstein as an executive officer.

         Finally, please revise your disclosure on pages 135-136 to indicate whether HEC's Board considered this potential conflict of interest approving the transaction and describe any measures that the Board took in response to this potential conflict of interest. If the Board did not consider this potential conflict of interest and/or if no measures were taken by the
         Board in evaluating the transaction in light of this conflict of interest, please so state.
Background of the Transactions, page 129

6. We note your revised disclosure indicating that HEC executed a letter of intent with
         Company A before deciding not to proceed with the transaction during the exclusivity period. Please revise to briefly discuss the reasons why HEC and Company decided to mutually discontinue transaction discussions.
 Douglas L. Braunstein
Hudson Executive Investment Corp.
March 30, 2021
Page 3
7. We note your response to prior comment 16 and re-issue in part. Please discuss whether
      HEC   s management considered the exercise prices of Talkspace   s recent
option grants and
      recent independent valuations of Talkspace in determining Talkspace   s
total enterprise
      valuation.
HEC's Board of Directors' Reasons for Approval of the Transactions
Certain Forecasted Financial Information for Talkspace, page 138

8. We note your response to prior comment 18 and updated disclosure. We further note that your disclosure continues to indicate that the forecasted information provided to the HEC
      Board included a "range of estimates." Please confirm to us whether the "range of estimates" refers to either (i) multiple estimates for a given metric within a given year or
      (ii) the overall group of estimates presented in the table on page 139. In the case of option
      (i), please disclose this forecasted information in the document or explain to us why it is not required to be disclosed.
Certain Financial Analysis
Comparable Company Analysis, page 140

9. Please revise to briefly describe how HEC's management determined the "forecasted enterprise values" for Talkspace and the companies used in the comparable company analysis.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Sasha Parikh at 202-551-3627 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Celeste Murphy at 202-551-3257 with any other questions.



                                                             Sincerely,
FirstName LastNameDouglas L. Braunstein
                                                             Division of
Corporation Finance
Comapany NameHudson Executive Investment Corp.
                                                             Office of Life
Sciences
March 30, 2021 Page 3
cc:       Iliana Ongun, Esq.
FirstName LastName